

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

Via E-mail
John Hwang
Chief Executive Officer and Chief Financial Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, CA 95035

> **Re:** **AmbiCom Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2 filed September 14, 2012**
> **File No. 333-182555**

Dear Mr. Hwang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholder, page 9

1. We note your response to prior comment 3. In view of the large number of shares offered by the selling stockholder in relation to the number of outstanding shares of common stock held by non-affiliates of the company, we view the transaction to be a primary offering. Accordingly, you must reduce the size of the offering or it cannot proceed on an at-the-market basis. If you do not reduce the size of the offering, you must set a fixed price for the shares to be offered.

Exhibit 5.1

2. Please file an opinion that does not contain the temporal limitation on reliance in the first sentence of the fourth paragraph. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on the Commission's website.

3.   We note your response to prior comment 8; however, you did not address the assumption in the third paragraph that was retained in the revised opinion. Please file an opinion that removes this assumption or tell us why you believe it is appropriate and necessary to the opinion rendered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Peter Campitiello